UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

Commission File Number: 001-32993

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

No. 6 Hai Dian Zhong Street

Haidian District, Beijing 100080

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Oriental Education & Technology Group Inc.

By:	/s/ Louis T. Hsieh
Name:	Louis T. Hsieh
Title:	President and Chief Financial Officer

Date: April 27, 2011

Exhibit Index

Exhibit 99.1 – Press Release

Exhibit 99.1

New Oriental Announces Results for the Third Fiscal Quarter Ended February 28, 2011

Net Revenues Increased by 48.6% Year-Over-Year

Net Income Attributable to New Oriental Increased by 68.1% Year-Over-Year

BEIJING, April 27, 2011 /PRNewswire-Asia/ — New Oriental Education and Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU), the largest provider of private educational services in China, today announced its unaudited financial results for the fiscal quarter ended February 28, 2011, which is the third quarter of New Oriental’s fiscal year 2011.

Highlights for the Third Fiscal Quarter Ended February 28, 2011

•	Total net revenues increased by 48.6% year-over-year to US$132.5 million from US$89.2 million in the same period of the prior fiscal year.

•	Net income attributable to New Oriental increased by 68.1% year-over-year to US$23.3 million from US$13.8 million in the same period of the prior fiscal year.

•

Non-GAAP net income attributable to New Oriental, which excludes share-based compensation expenses, increased by 42.4% year-over-year to US$26.6 million from US$18.7 million in the same period of the prior fiscal year.

•

Income from operations increased by 55.5% year-over-year to US$21.2 million from US$13.6 million in the same period of the prior fiscal year. Non-GAAP income from operations, which excludes share-based compensation expenses, increased by 32.8% year-over-year to US$24.6 million from US$18.5 million in the same period of the prior fiscal year.

•

Basic and diluted net income attributable to New Oriental per ADS was US$0.61 and US$0.60, respectively. Non-GAAP basic and diluted net income per ADS attributable to New Oriental, which excludes share-based compensation expenses, was US$0.69 and US$0.68, respectively. Each ADS represents four common shares of the Company.

•

Total student enrollments in academic subjects tutoring and test preparation courses increased by 17.8% year-over-year to approximately 490,200 from approximately 416,000 in the same period of the prior fiscal year.

•

Total number of schools and learning centers increased to 456 in the quarter ended February 28, 2011, up from 447 in the previous quarter. New Oriental established one school in Nantong city and a net of 8 learning centers in the quarter. The total number of schools increased to 52 and the total number of learning centers to 404 as of February 28, 2011.

Financial and Student Enrollments Summary – Third Quarter 2011 and First Nine Months of FY2011

(US$ in thousands, except per ADS data, student enrollments and percentages)

	Q3 of FY2011	Q3 of FY2010	Pct. Change
Net revenues	132,518	89,167	48.6%
Net income attributable to New Oriental	23,274	13,843	68.1%
Non-GAAP net income attributable to New Oriental(1)	26,632	18,698	42.4%
Operating income	21,206	13,641	55.5%
Non-GAAP operating income(1)	24,564	18,496	32.8%
Net income per ADS attributable to New Oriental - basic(2)	0.61	0.37	65.2%
Net income per ADS attributable to New Oriental - diluted(2)	0.60	0.36	66.4%
Non-GAAP net income per ADS attributable to New Oriental - basic(1) (2)	0.69	0.50	40.0%
Non-GAAP net income per ADS attributable to New Oriental - diluted(1) (2)	0.68	0.48	40.9%
Total student enrollments in academic subjects tutoring and test preparation courses	490,200	416,000	17.8%

	YTD 9-Mo FY201111	YTD 9-Mo FY201011	Pct. Change
Net revenues	420,486	299,726	40.3%
Net income attributable to New Oriental	87,471	72,016	21.5%
Non-GAAP net income attributable to New Oriental(1)	99,109	84,935	16.7%
Operating income	85,080	73,661	15.5%
Non-GAAP operating income(1)	96,718	86,580	11.7%
Net income per ADS attributable to New Oriental - basic(2)	2.29	1.91	19.6%
Net income per ADS attributable to New Oriental - diluted(2)	2.24	1.86	20.5%
Non-GAAP net income per ADS attributable to New Oriental - basic(1) (2)	2.59	2.25	14.9%
Non-GAAP net income per ADS attributable to New Oriental - diluted (1) (2)	2.54	2.20	15.7%
Total student enrollments in academic subjects tutoring and test preparation courses	1,600,500	1,370,500	16.8%

(1)	New Oriental provides net income attributable to New Oriental, operating income, and net income per ADS attributable to New Oriental on a Non-GAAP basis that excludes share-based compensation expenses to reflect meaningful supplemental information regarding its operating performance. For more information on these Non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.
(2)	Each ADS represents four common shares.

Michael Yu, New Oriental’s Chairman and Chief Executive officer, commented, “We are pleased to report solid third fiscal quarter results with continued strong revenue growth of 48.6% and even higher profit growth of 68.1% year-over-year. The improvement in operating margin and net margin indicates that substantial progress has been made in improving operational efficiency through our expense control initiatives announced last quarter. During this quarter, to effectively cut costs and expenses and improve utilization of existing facilities, we strictly controlled the pace of school and learning center expansion. In this quarter, we only added 1 new school in Nantong city and a net of 8 learning centers in 7 existing cities, while in the previous three quarters we built 43, 33 and 24 new learning centers, respectively as well as 2 new schools in our fiscal first quarter. We also effectively executed strict control on the hiring of non-teaching staff. During this quarter, we added a net of about 660 employees, approximately 470 of whom were teachers. Our total headcount at the end of this quarter was about 21,300, including about 11,300 teachers. We were also successful in controlling marketing expenses in the quarter which totaled approximately $18.3 million, down from approximately $23.3 million in our fiscal first quarter and $18.6 million last quarter. Of the $18.3 million spent on marketing, about $7.5 million was for direct brand promotion spending, which was not headcount-related. This represented an increase of 12% from approximately $6.7 million in the same period a year ago. In the quarters ahead we will strive to balance rapid expansion to capture the enormous market opportunity in front of us with continued vigilance towards expense controls in order to realize operational efficiencies.”

Louis T. Hsieh, New Oriental’s President and Chief Financial Officer, stated, “Strong top line growth was primarily driven by the continued stellar performance of several key business lines, with year-over-year gross revenue growth rates of about 55% for overseas test preparation, about 133% for non-English U-Can all-subjects training and about 140% for VIP personalized instruction. First, our overseas test preparation segment maintained strong momentum with year-over-year enrollment growth of more than 33% to over 73,100 and year-over-year gross revenue growth of about 55% to about US$43.4 million in this quarter. We remain the dominant player in the overseas test preparation market in China with approximately US$152 million gross revenues and over 311,000 enrollments in the 12–month period ended February 28, 2011.

Second, our K-12 all-subjects after-school tutoring business recorded year-over-year enrollment growth of more than 35% to over 290,400 and year-over-year gross revenue growth of over 70% to over US$46 million in this quarter. It has been almost three years since we launched our non-English U-Can all-subjects business and we continue to experience extremely strong demand, recording year-over-year enrollment growth of more than 83% to over 66,900 and year-over-year gross revenue growth of over 133% to over US$18 million in this quarter. We are the leading service provider in the K-12 all-subjects after-school tutoring market in China with approximately US$173 million of gross revenues and approximately 996,500 enrollments in the 12-month period ending February 28, 2011.”

Mr. Hsieh continued, “Our VIP (one-to-maximum five) personalized courses continue to gain popularity with year-over-year enrollment growth of more than 68% to over 15,700 and year-over-year gross revenue growth of over 140% to about US$31 million in this quarter. In the 12-month period ended February 28, 2011, our VIP personalized courses recorded over US$104 million gross revenues and over 58,300 enrollments.”

Financial Results for the Fiscal Quarter Ended February 28, 2011

For the third quarter of fiscal year 2011, New Oriental reported net revenues of US$132.5 million, representing a 48.6% increase year-over-year.

Net revenues from educational programs and services for the third fiscal quarter were US$122.6 million, representing a 48.6% increase year-over-year. The growth was mainly driven by the increase in number of student enrollments in academic subjects tutoring and test preparation courses and higher average selling prices (ASPs) resulting from students selecting more expensive, smaller class options. Total student enrollments in academic subjects tutoring and test preparation courses in the third quarter of fiscal year 2011 increased by 17.8% year-over-year to approximately 490,200 from approximately 416,000 in the same period of the prior fiscal year.

Operating costs and expenses for the quarter were US$111.3 million, a 47.4% increase year-over-year. Non-GAAP operating costs and expenses, which exclude share-based compensation expenses, for the quarter were US$108.0 million, a 52.8% increase year-over-year.

Cost of revenues for the quarter increased by 55.0% year-over-year to US$54.9 million, primarily due to the increased number of courses and the greater number of schools and learning centers in operation.

Selling and marketing expenses for the quarter increased by 32.5% year-over-year to US$18.3 million, primarily due to the addition of over 900 customer service representatives and marketing staff in the 12-month period ended February 28, 2011.

General and administrative expenses for the quarter increased by 44.9% year-over-year to US$38.0 million. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, were US$34.9 million, a 61.1% increase year-over-year, primarily due to increased headcount as the Company expanded its network of schools and learning centers.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, decreased by 30.8% to US$3.4 million in the third quarter of fiscal year 2011 from US$4.9 million in the same period of the prior fiscal year.

Income from operations for the quarter was US$21.2 million, a 55.5% increase from US$13.6 million in the same period of the prior fiscal year. Non-GAAP income from operations for the quarter was US$24.6 million, a 32.8% increase from US$18.5 million in the same period of the prior fiscal year.

Operating margin for the quarter was 16.0%, compared to 15.3% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses, for the quarter was 18.5%, compared to 20.7% in the same period of the prior fiscal year.

Net income attributable to New Oriental for the quarter was US$23.3 million, representing a 68.1% increase from the same period of the prior fiscal year. Basic and diluted net income per ADS attributable to New Oriental were US$0.61 and US$0.60, respectively.

Non-GAAP net income attributable to New Oriental for the quarter was US$26.6 million, representing a 42.4% increase from the same period of the prior fiscal year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental were US$0.69 and US$0.68, respectively.

Capital expenditures for the quarter were US$9.0 million, primarily used to add one school and a net of 8 learning centers.

As of February 28, 2011, New Oriental had cash and cash equivalents of US$348.0 million, as compared to US$248.1 million as of November 30, 2010. In addition, the Company had US$190.6 million in term deposits at the end of the quarter. Net operating cash flow for the third quarter of fiscal year 2011 was approximately US$40.1 million.

The deferred revenue balance, which is cash collected from registered students for courses and is recognized proportionally as revenue as the instructions are delivered, at the end of the third quarter of fiscal year 2011 was US$150.7 million, an increase of 115.9% as compared to US$69.8 million at the end of the third quarter of fiscal year 2010.

Financial Results for the Nine Months Ended February 28, 2011

For the first nine months of fiscal year 2011, New Oriental reported net revenues of US$420.5 million, representing a 40.3% increase year-over-year.

Total student enrollments in academic subjects tutoring and test preparation courses in the first nine months of fiscal year 2011 increased by 16.8% to approximately 1,600,500 from approximately 1,370,500 in the same period of the prior fiscal year.

Income from operations for the first nine months of fiscal year 2011 was US$85.1 million, representing a 15.5% increase year-over-year. Non-GAAP income from operations for the first nine months of fiscal year 2011 was US$96.7 million, representing a 11.7% increase year-over-year.

Operating margin for the first nine months of fiscal year 2011 was 20.2%, compared to 24.6% for the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses, for the first nine months of fiscal year 2011 was 23.0%, compared to 28.9% for the same period of the prior fiscal year.

Net income attributable to New Oriental for the first nine months of fiscal year 2011 was US$87.5 million, representing a 21.5% increase year-over-year. Basic and diluted net income per ADS attributable to New Oriental for the first nine months of fiscal year 2011 amounted to US$2.29 and US$2.24, respectively.

Non-GAAP net income attributable to New Oriental for the first nine months of fiscal year 2011 was US$99.1 million, representing a 16.7% increase year-over-year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental for the first nine months of fiscal year 2011 amounted to US$2.59 and US$2.54, respectively.

Outlook for Fourth Quarter of Fiscal Year 2011

New Oriental expects its total net revenues in the fourth quarter of fiscal year 2011 (March 1, 2011 to May 31, 2011) to be in the range of US$114.3 million to US$118.6 million, representing year-over-year growth in the range of 32% to 37%. This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on April 27, 2011 U.S. Eastern Time (8 PM on April 27, 2011 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-857-350-1603
Hong Kong:	+852-3002-1672
UK:	+44-207-365-8426

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “New Oriental earnings call.”

A replay of the conference call may be accessed by phone at the following number until May 5, 2011:

International:	+1-617-801-6888
Passcode:	14935611

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. New Oriental’s ADSs, each of which represents four common shares, currently trade on the New York Stock Exchange under the symbol “EDU.”

For more information about New Oriental, please visit http://english.neworiental.org.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the fourth quarter of fiscal year 2011 and quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses, operating income excluding share-based compensation expenses, operating costs and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income per ADS and per share excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental computes its non-GAAP financial measures using the same consistent method from quarter to quarter. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

In China:

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel: +86-10-6260-5568

Email: zhaosisi@xdf.cn

Mr. Henry Fraser

Beijing Brunswick Consultancy Ltd.

Tel: +86-10-5960 8613

Email: hfraser@brunswickgroup.com

In the U.S.:

Ms. Kate Tellier

Brunswick Group LLC

Tel: +1-212 333 3810

Email: ktellier@brunswickgroup.com

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of February 28 2011	As of November 30 2010
	(Unaudited) USD	(Unaudited) RMB
ASSETS:
Current assets:
Cash and cash equivalents	348,046	248,110
Restricted cash	2,998	622
Term deposits	190,622	255,791
Accounts receivable, net	2,390	2,425
Inventory	17,307	17,345
Deferred tax assets-Current	3,511	3,134
Prepaid expenses and other current assets	31,487	28,308

Total current assets	596,361	555,735

Property, plant and equipment, net	153,338	142,103
Land use right, net	3,474	3,445
Amounts due from related parties	—	405
Deferred tax assets	985	810
Long term deposit	6,941	9,694
Long term prepaid rent	2,754	2,957
Intangible assets	5,364	5,056
Goodwill	8,670	8,544
Long term investment	2	2

Total assets	777,889	728,751

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to New Oriental of US$ 10,355 and US$ 8,994 as of November 30, 2010 and February 28, 2011, respectively)	9,001	10,388
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to New Oriental of US$ 49,215 and US$ 53,998 as of November 30, 2010 and February 28, 2011, respectively)	57,416	53,095
Income tax payable (including income tax payable of the consolidated VIEs without recourse to New Oriental of US$ 5,692 and US$ 5,202 as of November 30, 2010 and February 28, 2011, respectively)	6,648	6,989
Acquisition payable (including acquisition payable of the consolidated VIEs without recourse to New Oriental of US$ 4,124 and US$ 4,184 as of November 30, 2010 and February 28, 2011, respectively)	4,184	4,124
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to New Oriental of US$ 136,969 and US$ 149,664 as of November 30, 2010 and February 28, 2011, respectively)	150,652	137,910

Total current liabilities	227,901	212,506

Deferred tax liabilities	1,178	1,203

Total long-term liabilities	1,178	1,203

Total liabilities	229,079	213,709

Total New Oriental Education & Technology Group Inc. shareholders’ equity	548,810	515,269

Noncontrolling interests	—	(227)

Total equity	548,810	515,042

Total liabilities and equity	777,889	728,751

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended February 28
	2011	2010
	(Unaudited)	(Unaudited)
	USD	USD
Net Revenues:
Educational Programs and services	122,635	82,552
Books and others	9,883	6,615

Total net revenues	132,518	89,167

Operating costs and expenses (note 1):
Cost of revenues	54,922	35,430
Selling and marketing	18,348	13,848
General and administrative	38,042	26,248

Total operating costs and expenses	111,312	75,526

Operating income	21,206	13,641

Other income, net	3,952	1,561
Provision (benefits) for income taxes	(1,884)	(1,438)
Less: Net income attributable to the noncontrolling interests	—	79

Net income attributable to New Oriental Education & Technology Group Inc.	23,274	13,843

Net income per share attributable to New Oriental-Basic	0.15	0.09

Net income per share attributable to New Oriental-Diluted	0.15	0.09

Net income per ADS attributable to New Oriental-Basic (note 2)	0.61	0.37

Net income per ADS attributable to New Oriental-Diluted (note 2)	0.60	0.36

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Three Months Ended February 28
	2011	2010
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	223	269
Selling and marketing	—	9
General and administrative	3,135	4,577

Total	3,358	4,855

Note 2: Each ADS represents four common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended February 28
	2011	2010
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	38,042	26,248
Share-based compensation expense in general and administrative expenses	3,135	4,577
Non-GAAP general and administrative expenses	34,907	21,671

Total operating costs and expenses	111,312	75,526
Share-based compensation expenses	3,358	4,855
Non-GAAP operating costs and expenses	107,954	70,671

Operating income	21,206	13,641
Share-based compensation expenses	3,358	4,855
Non-GAAP operating income	24,564	18,496

Operating margin	16.0%	15.3%
Non-GAAP operating margin	18.5%	20.7%

Net income attributable to New Oriental	23,274	13,843
Share-based compensation expense	3,358	4,855
Non-GAAP net income	26,632	18,698

Net income per ADS attributable to New Oriental- Basic (note 1)	0.61	0.37
Net income per ADS attributable to New Oriental- Diluted (note 1)	0.60	0.36

Non-GAAP net income per ADS attributable to New Oriental - Basic (note 1)	0.69	0.50
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 1)	0.68	0.48

Weighted average shares used in calculating basic net income per ADS (note 1)	153,644,538	150,993,483
Weighted average shares used in calculating diluted net income per ADS (note 1)	156,233,320	154,596,156

Note 1: Each ADS represents four common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Nine Months Ended February 28
	2011	2010
	(Unaudited)	(Unaudited)
	USD	USD
Net Revenues:
Educational Programs and services	388,020	278,554
Books and others	32,466	21,172

Total net revenues	420,486	299,726

Operating costs and expenses (note 1):
Cost of revenues	165,934	110,905
Selling and marketing	60,247	41,034
General and administrative	109,225	74,126

Total operating costs and expenses	335,406	226,065

Operating income	85,080	73,661

Other income, net	9,860	4,659
Provision (benefits) for income taxes	(7,704)	(6,708)
Less: Net income attributable to the noncontrolling interests	235	404

Net income attributable to New Oriental Education & Technology Group Inc.	87,471	72,016

Net income per share attributable to New Oriental-Basic	0.57	0.48

Net income per share attributable to New Oriental-Diluted	0.56	0.47

Net income per ADS attributable to New Oriental-Basic (note 2)	2.29	1.91

Net income per ADS attributable to New Oriental-Diluted (note 2)	2.24	1.86

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Nine Months Ended February 28
	2011	2010
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	675	635
Selling and marketing	—	115
General and administrative	10,963	12,169

Total	11,638	12,919

Note 2: Each ADS represents four common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Nine Months Ended February 28
	2011	2010
	(Unaudited)	(Unaudited)
	USD	USD

General and administrative expenses	109,225	74,126
Share-based compensation expense in general and administrative expenses	10,963	12,169
Non-GAAP general and administrative expenses	98,262	61,957

Total operating costs and expenses	335,406	226,065
Share-based compensation expenses	11,638	12,919
Non-GAAP operating costs and expenses	323,768	213,146

Operating income	85,080	73,661
Share-based compensation expenses	11,638	12,919
Non-GAAP operating income	96,718	86,580

Operating margin	20.2%	24.6%
Non-GAAP operating margin	23.0%	28.9%

Net income attributable to New Oriental	87,471	72,016
Share-based compensation expense	11,638	12,919
Non-GAAP net income	99,109	84,935

Net income per ADS attributable to New Oriental- Basic (note 1)	2.29	1.91
Net income per ADS attributable to New Oriental- Diluted (note 1)	2.24	1.86

Non-GAAP net income per ADS attributable to New Oriental - Basic (note 1)	2.59	2.25
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 1)	2.54	2.20

Weighted average shares used in calculating basic net income per ADS (note 1)	153,049,637	150,754,539
Weighted average shares used in calculating diluted net income per ADS (note 1)	155,936,707	154,681,104

Note 1: Each ADS represents four common shares.